Filed Pursuant to Rule 433

Registration No. 333-223142-04

Free Writing Prospectus Dated June 11, 2018

Final Term Sheet

PPL ELECTRIC UTILITIES CORPORATION

$400,000,000

FIRST MORTGAGE BONDS, 4.15% SERIES DUE 2048

Issuer:	PPL Electric Utilities Corporation

Title:	4.15% First Mortgage Bonds due 2048

Issuance Format:	SEC Registered

Principal Amount:	$400,000,000

Trade Date:	June 11, 2018

Settlement Date:	June 14, 2018 (T+3)

Stated Maturity Date:	June 15, 2048

Interest Payment Dates:	June 15 and December 15, commencing December 15, 2018

Annual Interest Rate:	4.15%

Price to Public:	99.439% of the principal amount

Benchmark Treasury:	3.00% due February 15, 2048

Benchmark Treasury Yield:	3.103%

Spread to Benchmark Treasury:	+108 basis points

Yield to Maturity:	4.183%

Optional Redemption:	Prior to December 15, 2047 (the “Par Call Date”), the bonds will be redeemable, in whole at any time or in part from time to time, at a redemption price equal to the greater of (i) 100% of the principal amount of the bonds being redeemed and (ii) the sum of the present values of the remaining scheduled payments of principal and interest on the bonds being redeemed that would be due if the Stated Maturity Date of such bonds were the Par Call Date (not including any portion of any payments of interest accrued to, but not including, the Redemption Date), discounted to the Redemption Date on a semi-annual basis at the Adjusted Treasury Rate, plus 20 basis points; plus, in either case, accrued and unpaid interest to the Redemption Date. On or after the Par Call Date, the bonds will be redeemable at a redemption price equal to 100% of the principal amount of the bonds being redeemed, plus accrued and unpaid interest to the Redemption Date.

CUSIP / ISIN:	69351U AV5/US69351UAV52

Joint Book-Running Managers:	BNP Paribas Securities Corp. Credit Suisse Securities (USA) LLC Morgan Stanley & Co. LLC Wells Fargo Securities, LLC

Co-Managers:	CIBC World Markets Corp. PNC Capital Markets LLC SunTrust Robinson Humphrey, Inc. U.S. Bancorp Investments, Inc.

The issuer has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering. You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, the issuer, any underwriter or any dealer participating in the offering will arrange to send you the prospectus if you request it by calling BNP Paribas Securities Corp. at (800) 854-5674; Credit Suisse Securities (USA) LLC at (800) 221-1037 or e-mail: newyork.prospectus@credit-suisse.com; Morgan Stanley & Co. LLC at (866) 718-1649; and Wells Fargo Securities, LLC at (800) 645-3751.